April 24, 2008

Mr. Daniel L. Gordon	VIA EDGAR AND FACSIMILE

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sun Communities, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 333-72461

Dear Mr. Gordon:

This letter contains our response to the comments from the Staff of the Commission contained in your letter dated April 14, 2008. For convenience of reference, the comments contained in your letter are reprinted below in italics and are followed by our corresponding response.

Consolidated Statements of Operations, page F-7

1.

Please clarify to us the components of income from real property. We note from page 39 that only $21.7 million is related to site rental revenue. In your response please describe each stream of revenue that is recorded as income from real property.

RESPONSE:

The main component of our revenue is generated by the collection of site rent from owners of manufactured homes and recreational vehicles who rent the land on which their home or recreational vehicle is located. In recent years the Company began leasing manufactured homes that are owned by the Company to prospective tenants (“renters”). We refer to this home leasing as our Rental Program. Home renters pay both site rent and home rent. Site rent is included in Income from real property and home rent is included in Rental home revenue

The components of Income from real property of $191.4 million (page F-7) are as follows:

1)	Manufactured housing and RV site rent paid by individuals who own their home or recreational vehicle – approximately $149.8 million.
2)	Manufactured housing site rent paid by individuals who rent a manufactured home from the Company - $21.7 million (page 39)
3)	Utility income and miscellaneous tax recoveries – approximately $12.4 million.
4)	Supplemental fees such as garage, carport, shed, application, storage, pet fees, late fees, cable TV and internet – approximately $7.5 million.

Mr. Daniel L. Gordon

April 24, 2008

The table on page 39 provides supplemental information regarding the overall financial impact of the rental program in relation to the Company’s investment in rental homes, including delineating the incremental portion of site rent attributable to occupied rental homes.

Note 1. Summary of Significant Accounting Policies

g. Investments in and Advances to Affiliates, page F-12.

2.

Your disclosure indicates that in addition to losses allocated from your equity investee, you recorded impairment losses of $1.9 million and $18 million in 2007 and 2006, respectively, on the carrying value of your equity investment, which has been included in equity loss from affiliate. However, the table on page F-13 shows that your portion of the loss allocated from the equity investment is equal to the equity in loss from affiliate as presented on your consolidated statements of operations. Please clarify to us where the impairment losses are reflected in your financial statements.

RESPONSE:

As indicated in our disclosure, the impairment losses are properly included in equity loss from affiliate. However, as you correctly noted, the table on page F-13 includes both, the Company’s portion of the loss allocated from the equity investment, as well as impairment losses of $1.9 million and $18.0 million in 2007 and 2006, respectively. Although we believe the table on page F-13 could be modified to present separate lines for these two items, we respectfully request to modify the table for future filings as, in our opinion, the current period disclosure was sufficient for our readers to understand the nature and presentation of impairment charges and equity loss from affiliate.

We believe our discussion regarding components of equity loss from affiliate and their presentation is significant and adequate; it appears numerous times including in our press release, supplemental reporting, and the following sections of the Form 10-K:

•	Recent Developments, page 3
•	MD&A, Results of Operations, page 36
•	MD&A, Other, Reconciliation of Net Loss to FFO, page 45
•	Footnote 1.g., paragraph preceding the table under discussion on page F-13

For the Form 10-K for the year ended December 31, 2008 and all future filings, we propose to modify the table on page F-13 to reflect the following:

Mr. Daniel L. Gordon

April 24, 2008

	2008	2007	2006
Loans receivable	$—	$1,193,916	$950,226
Other assets	—	90,285	122,841
Total assets	$—	$1,284,201	$1,073,067
	—
Warehouse and securitization financing	$—	$1,057,722	$816,533
Repurchase agreements	—	17,653	23,582
Other liabilities	—	60,441	28,488
Total liabilities	—	1,135,816	868,603
Equity	—	148,385	204,464
Total liabilities and equity	$—	$1,284,201	$1,073,067
	—
Revenues	$—	$114,167	$92,082
Expenses, net	—	104,478	84,997
Goodwill impairment	—	32,277	—
Investment impairment	—	9,179	114
Net income (loss)	$—	$(31,767)	$6,971
Equity income (loss)	$—	$(6,099)	$1,417
Impairment charges	$—	$(1,870)	$(18,000)
Total equity income (loss) from affiliate	$—	$(7,969)	$(16,583)

We believe this disclosure gives a complete presentation of the items included in Equity income (loss) from affiliate on the face of the statement of operations.

As you requested, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 248-208-2500.

Respectfully yours,

Karen J. Dearing

Chief Financial Officer

Sun Communities, Inc.